JNR RESOURCES
THE URANIUM COMPANY

921-470 Granville St.
Vancouver, B.C. V6C 1V5
Canada
Phone: (604) 684-5118 or 1-800-661-4050
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

02 MAY -7 AM 10:

CDNX - JNN

Writer's direct line: (604) 689-7422

April 22, 2002

[redacted]

02028831

Securities & Exchange Commission
Division of Corporate Finance
450 - Fifth Street, N.W.
Washington, D. C.
U. S. A. 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: **File No. 82-4720**
Required Filings - Exemption under Rule 12g3-2(b)

We enclose for your files copies of documents filed by JNR Resources Inc. (the "Company") with the British Columbia Securities Commission and/or the Alberta Securities Commission and/or the Canadian Venture Exchange, as follows:

- News release issued by the Company on April 22, 2002.

We trust that you will find this to be in order.

Yours truly,

JNR RESOURCES INC.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

T. A. (Drew) Parker
Secretary

TAP:bs

Enclosures

dlw 5/8

File No. 82-4720

jnr RESOURCES
THE URANIUM COMPANY

CDNX: JNN
12g3-2(b): #82-4720

#921, 470 Granville Street
Vancouver, BC V6C 1V5
Canada
Phone:(306) 249-3562
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

NEWS RELEASE

APRIL 22, 2002
No. 02-07

JNR OPTIONS DIAMOND PROPERTIES

Rick Kusmirski, President of JNR Resources Inc., (the "Company") is pleased to announce that the Company has entered into an agreement with United Carina Resources Corp. and Consolidated Pine Channel Gold Corp. to option just over 12,500 hectares (31,000 acres) of diamond exploration properties in the highly prospective Fort à la Corne area, near Prince Albert, Saskatchewan.

The properties occur northwest of and along / adjacent to the same structural lineaments that are associated with the main Fort à la Corne kimberlite cluster. They also occur up ice of the Sturgeon Lake kimberlites, which have been interpreted as large ice-rafted blocks, and whose source has never been found. The Company plans to carry out ground work this summer over a number of unexplained geophysical anomalies that occur on the optioned properties. These anomalies were identified by airborne surveys and have, for the most part, never been followed up.

Under the terms of the agreement, JNR Resources can earn a 60 per cent beneficial interest in the properties by the issuance of 100,000 shares, expenditures on exploration and development on the properties of $200,000 and cash payments totaling $40,000, over a two year period. The Company can, at its option, earn a further 10 per cent interest (70 per cent total) in the properties by expending a further $300,000 on the properties by the end of the third anniversary date. This agreement is subject to completion of final documentation.

In related events:

Drilling on the JNR / Kennecott Canada Exploration Inc. (the "Companies") kimberlite project has been completed. Two targets were tested. Neither drill hole intersected kimberlite and in both cases the geophysical features targeted upon were not explained. The Companies are reviewing their options as to how to next proceed in this area.

The line cutting and ground geophysical program on the Companies' Moore Lake uranium project has been completed. The preliminary interpretation is encouraging and indicates the presence of a major east-northeast trending structural corridor in the general "Maverick Zone" area. The final interpretation and details of the planned follow up diamond drilling program, will be available within the next week to ten days.

ON BEHALF OF THE BOARD

"R. T. Kusmirski"
Rick Kusmirski, President & Director

For further information, please call:
(306) 249-3562